

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2011

D. Hunt Ramsbottom
Chief Executive Officer and President
Rentech, Inc.
10877 Wilshire Boulevard, Suite 600
Los Angeles, CA 90024

> **Re:** **Rentech, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed December 14, 2010**
> **Form 10-K/A for the Fiscal Year Ended September 30, 2010**
> **Filed January 28, 2011**
> **File No. 001-15795**

Dear Mr. Ramsbottom:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Lauren Nguyen
Attorney-Advisor